

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 16, 2015

Via E-mail
Mr. Paul G. Driscoll
Vice President and Chief Financial Officer
Acme United Corporation
55 Walls Drive
Fairfield, CT 06824

> **Re: Acme United Corporation**
> **Form 10-K**
> **Filed March 6, 2015**
> **File No. 1-7698**

Dear Mr. Driscoll:

We have reviewed your response dated August 31, 2015 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Management's Discussion and Analysis, page 15

Liquidity and Capital Resources, page 19

1. We have read your response to comment 1 in our letter dated August 7, 2015. Please confirm you will revise your disclosures to address the factors materially impacting the recoverability of your inventories, including those affecting the allowance for slow moving and obsolete inventory.

7. Income Taxes, page 31

2. We have read your response to comment 2 in our letter dated August 7, 2015. Please provide the clarifying information included in your response in your disclosures to the extent applicable and material, particularly that: i) the one-time repatriation from the Hong Kong subsidiary was implemented over two years; ii) you repatriate the earnings of

your Canadian subsidiary on a regular basis for general business needs; and iii) the permanent reinvestment assertion relates only to the Hong Kong subsidiary. With regards to the Hong Kong earnings, please disclose the unrecognized deferred income tax liability pursuant to ASC 740-30-50-2.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or Pamela Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction